Exhibit 4.11

DATED

[name of owner]

-and-

Seanergy Shipmanagement Corp.

MANAGEMENT AGREEMENT
FOR the Motor Vessel "[name of vessel]"

THIS AGREEMENT, dated ______________, is made between:

A) [name of owner], a corporation incorporated in _______________________________ (hereinafter called the “Owner”);

-and-

B) Seanergy Shipmanagement Corp., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (hereinafter called the “Company”).

WHEREAS:

(a)	The Owner is the ________ of a Capesize bulk carrier with the name “name of vessel” with IMO No. _______ registered under the ____________ flag (the “Vessel”); and

(b)	The Owner wishes to appoint the Company as the agent of the Owner to arrange and maintain certain services for the Vessel, on the terms and conditions set out herein.

WHEREBY IT IS AGREED as follows:

1.	Definitions

1.1          In this Agreement, except where the context otherwise requires:-
“Crew Insurances” means insurances against crew risks which shall include but not be limited to death, sickness, repatriation, injury, shipwreck, unemployment indemnity and loss of personal effects; and

“Services” means the services provided by the Company pursuant to Clauses 6, 7, 8 and 9.

1.2.	Unless the context otherwise requires, words in the singular include the plural and vice versa.

1.3	References to any document include the same as varied, supplemented or replaced from time to time.

1.4	References to any enactment include re-enactments, amendments and extensions thereof.

1.5.	Clause headings are for convenience of reference only and do not limit or otherwise affect the meaning thereof.

1.6	All the terms of this Agreement, whether so expressed or not, shall be binding upon the parties hereto and their respective successors and assigns.

2	Appointment of the Company & Fees

2.1
In consideration of the premises and the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

The Owner hereby appoints the Company as its agent for the provision of insurance, certain operation, technical and other services to the Owner (the “Services”), in each case as described in detail in this Agreement.

2.2	For the Services performed hereunder by the Company, the Owner shall pay to the Company a monthly fee of United States Dollars [ ] (US$[ ]).

3	Purpose, Authority and Basis of Agreement

3.1
Subject to the terms and conditions provided herein during the period of this Agreement the Company shall carry out the Services in respect of the Vessel as agent for and on behalf of the Owner. The Company (unless otherwise provided for herein) shall have authority to take such actions as it may from time to time in its discretion consider necessary to enable it to perform its obligations pursuant hereunder.

3.2
The Owner hereby ratifies, confirms and undertakes at all times to ratify and to confirm all lawful conduct of the Company, its employees, agents and subcontractors in connection with the provision of the Services pursuant to this Agreement.

4	Obligations of the Company

4.1
The Company undertakes in so far as applicable to its respective duties pursuant to this Agreement to use its reasonable commercial efforts to provide the Services and to protect and promote the interests of the Owner in all matters provided under this Agreement, however that without prejudice to the generality of the foregoing the Company shall not be answerable for the consequences of any decision or exercise of judgement taken or made in the exercise of its powers and taken or made honestly and in good faith.

4.2
The Company shall at all times use its reasonable commercial efforts to conform to and comply with the lawful directions, regulations and recommendations made by the Owner and in the absence of any specific directions, regulations and recommendations as aforesaid.

5	Obligations of the Owner

The Owner shall pay any moneys incurred by the Company in the provision of the Services pursuant to this Agreement.

6	Services

The Company shall provide and/or procure the provision of the Services as specified hereunder as agent in the name of the Owner or otherwise on its behalf and do all things which may be expedient or necessary for the provision of said Services as stated herein, and more particularly:

6.1
The Company shall arrange and maintain insurances and shall liaise between the brokers, Protection and Indemnity Clubs, underwriters, insurers and the Owner to provide such information as may be required to make any claim and the Company shall further provide for certain functions for the operation and technical management of the Vessel, in each case in accordance with the following provisions  and the provisions of Clauses 6, 7, 8 and 9, subject thereto on such other terms and conditions as the Company shall require, in particular regarding conditions, insured values, premiums and deductibles.

6.2
The Company shall not be entitled to appoint any third party to provide any of the Services provided by it without the prior written consent of the Owner, provided however that where such consent is obtained and appointment made, in each such case the Company shall continue to be responsible for the due performance of the Services concerned.

6.3
The Company shall have the express authority to negotiate, conclude and execute all forms of documentation, policies and agreements including but not limited to contracts and acknowledgements on behalf of the Owner in so far as is necessary for the provision by the Company of its Services.

7	Insurance

7.1
The Company shall procure that throughout the period of this Agreement, at the expense of the Owner, the Vessel is insured for not less than her sound market value or entered for her full gross tonnage, as the case may be for:

(a)	fire and usual hull and machinery marine risks (including crew negligence) and excess liabilities;

(b)	protection and indemnity risks (including pollution risks and crew insurances);

(c)	freight, defense and demurrage;

(d)	war risks (including protection and indemnity and crew risks); and

(e)	such other optional insurances as may be agreed by the Owner (such as piracy, kidnap and ransom, loss of hire);

in accordance with the best practice of a prudent owner of a ship of a similar type to the Vessel, with first class insurance companies, underwriters or associations which are members of the International Group of Protection and Indemnity Associations (the “Vessel’s Insurances”);

7.2	The Company shall procure that throughout the period of this Agreement, at the expense of the Owner, all premiums and calls on the Vessel’s Insurances are paid promptly;

7.3
The Company shall procure that throughout the period of this Agreement the Vessel's Insurances name the Company as owner and, subject to underwriters’ agreement, any third party designated by the Company as a joint assured or co-assured, with full cover, with the Owner procuring cover in respect of each of the insurances specified in sub-Clause 7.1;

7.4
The Company shall procure that written evidence is provided, to the reasonable satisfaction of the Owner, of the Company’s compliance with its obligations under Clause 7 within a reasonable time from the commencement of the Agreement, and/or of each renewal date and, if specifically requested, of each payment date of the Owner’s Insurances.

7.5
The Company shall arrange for brokers to place the Vessel’s Insurances as the Owner shall have instructed or agreed, in particular as regards values, deductibles and franchises. At each renewal the Company will liaise with brokers and the Owner:

(a)	as to any changes in insured values required; and

(b)	in respect of premiums, franchises and deductibles and any other changes for the new policy year.

7.6	The Company shall engage the services of their appointed insurance brokers to arrange such insurances.

7.7
The Company shall compile such statistics and enter into negotiations with such brokers, insurers, underwriters and P&I Club managers as they consider necessary or desirable in order to arrange for such insurances to be placed.

7.8
Once the Vessel's Insurances are placed the Company shall arrange for all cover notes or other certificates to be checked, for all debit notes to be paid as required and for all relevant credit notes to be issued.

7.9
The Company shall have the right to obtain confirmation direct from the brokers, underwriters, insurers and P&I Clubs through whom the Vessel's Insurances are arranged that all premiums, calls and contributions due have been paid and that insurances meet the Owner's obligations.

7.10
Unless otherwise indicated by the Owner, the Company shall provide such information as requested by the relevant brokers to enable such brokers to handle and/or procure the settling of all insurance average and salvage claims in connection with the Vessel.

8	Operation of the Vessel

The Company shall provide the operation of the Vessel as required by the Owner with respect to the following functions:

(a)	Monitoring voyage instructions and liaising as appropriate with the Owner, the Owner’s brokers, Owner’s commercial and technical manager and charterers;

(b)	Appointment of agents;

(c)	Arranging surveys of cargoes; and

(d)	Arranging bunker procurement.

9	Technical Services

The Company shall provide the technical management of the Vessel as required by the Owner with respect to the following functions:

(a)	Arranging and monitoring the supply of lubricating oils, chemicals and paints;

(b)	Arranging and supervising dry-dockings, special surveys, intermediate surveys, repairs, modifications to and the upkeep of the Vessel to the standards agreed with the Owner;

(c)	Arranging the supply of spare parts and stores;

(d)
Appointment of surveyors, technical consultants and superintendents as the Company may consider from time to time to be necessary and generally ensure that the Vessel will comply with all requirements and recommendations of her classification society and equipment manufacturers and the laws and regulations of her flag state; and

(e)	Arranging for the collection of offers from different shipyards, the booking of a slot in the selected shipyard and monitor the realization of certain projects and/or upgrades.

10	Accounts and Management of Funds

10.1
Insofar as applicable to the Services, the Company shall operate accounting systems satisfactory to the Owner and provide regular services, reports and records in this regard and maintain records of all expenditure and cost together with information necessary and appropriate for the settlement of accounts between the parties hereto.

10.2
The Company shall at all times maintain and keep true and correct accounts and shall make the same available for inspection and auditing by the Owner. On the termination, for whatever reasons, of this Agreement, the Company shall release to the Owner, if so requested, the originals where possible, or otherwise certified copies, of all such accounts and all documents specifically relating to the Services.

11	Expenses

11.1
The Company shall, at no extra cost to the Owner, provide its office accommodation and office staff. The Owner will reimburse the Company for all reasonable running and/or out-of-pocket expenses, including but not limited to, telephone, fax, stationery and printing expenses. Any required travelling expenses in relation to this Agreement and the Services will be pre-approved by the Owner and the relevant expenses will be reimbursed to the Company.

12	Duration and Termination

The term of this Agreement shall commence from _________________________ and shall continue until it is terminated by either party giving to the other one (l) month prior notice in writing, or by mutual written agreement between the parties.

12.1	Owner's default

The Company shall be entitled to terminate its appointment under this Agreement with immediate effect by notice in writing if any monies payable by the Owner under this Agreement shall not have been received by the Company within ten (10) running days of receipt by the Owner of the Company’s written request.

12.2	Company's default

If the Company fails to meet its obligations under Clauses 2, 6, 7, 8, 9 and 10 of this Agreement for any reason within its control, the Owner may give notice to the Company of the default, requesting also to remedy it as soon as practically possible. In the event that the Company fails to remedy said default within a reasonable time to the satisfaction of the Owner, the Owner shall be entitled to terminate the Agreement with immediate effect by notice in writing.

12.3	Extraordinary Termination

This Agreement shall be deemed to be terminated in the case of the sale of the Vessel (excluding a sale under a sale and leaseback financing) or if the Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned.

12.4	For the purpose of sub-clause 12.3 hereof:

(a)	the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Owner ceases to be registered as owner of the Vessel;

(b)
the Vessel shall only be deemed lost where she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is nevertheless adjudged by a competent tribunal that a constructive total toss of the Vessel has been occurred.

12.5
Either party hereto may by notice to the other party terminate forthwith the appointment if an order is made or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of such party (otherwise than the purpose of reconstruction or amalgamation) if any party ceases to carry on business or makes any special arrangement or composition with its creditors.

12.6	The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.

13	Force Majeure

Neither the Owner nor the Company shall be under any liability for any failure to perform or delay in the performance of any of their obligations under this Agreement by reason of any cause whatsoever beyond their reasonable control.

14	Indemnities

14.1
Subject to any liability of the Company pursuant to Clause 14.2 hereto the Owner hereby ratifies and confirms, and undertakes at all to ratify and confirm, whatever may be done or caused to be done by the Company in the course of or in the provision of the Services and the Owner hereby undertakes to keep the Company and its respective employees and agents indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or any one of them or incurred or suffered by them or any one of them arising out of or in connection with the performance of this Agreement, and against and in respect of all loss, damages, costs and expenses (including legal costs and expenses on a full indemnity basis) which the Company may suffer or incur (either directly or indirectly) in defending or settling the same.

14.2
The Company shall be under no liability whatsoever to the Owner for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of the performance of the Services hereunder unless same is proved to have resulted solely from the negligence, gross negligence or willful default of the Company or its employees or agents or subcontractors employed by it in connection with the Vessel.

14.3
No employee, agent or subcontractor of the Company shall in any circumstances whatsoever be liable to the Owner for any loss, damage or delay arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course or in connection with his employment and without prejudice to the generality of the forgoing provisions of this Clause 14, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to and enjoyed by the Company or to which the said Company is entitled hereunder shall also be available and shall extend to protect every such employee, agent or subcontractor of the Company acting as aforesaid and for the purpose of all the foregoing provisions of this Clause 14 the Company is or shall be deemed to be acting as agents or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.

15	Confidentiality and Company's Documents

15.1
Save for the purpose of enforcing or carrying out as may be necessary the rights or obligations of the Company hereunder, the Company agrees to maintain and to use its best endeavors to procure that its officers and employees maintain confidence and secrecy in respect of all information relating to the Owner's business received by the Company directly or indirectly pursuant to this Agreement.

16	Notices and Other Matters

16.1	Every notice, demand or other communication under this Agreement shall:

(a)	be in writing, delivered personally or by registered or recorded first-class prepaid mail, facsimile or email;

(b)
be deemed to have been received, subject as otherwise provided in this Agreement, in the case of a telex at the time of dispatch with confirmed answerback of the addressee appearing at the beginning and end of the communication (provided that if the date of dispatch is not a business day in the country of the addressee it shall be deemed to have been received at the opening of business on the next such business day), in the case of a facsimile at the time of dispatch evidenced by a timed and dated transmittal confirmation (provided that if the date of dispatch is not a business day in the country of the addressee it shall be deemed to have been received at the opening of business on the next business day), in the case of an email at the time of dispatch and in the case of a letter when delivered personally or five (5) running days after it has been put into the post; and

(c)	be sent to the respective addresses hereto or to such other address, facsimile, email or telex number as is notified by the parties hereto to the other parties to this Agreement:

(i) in respect of the Owner to:

[name of owner]
[address, email address, facsimile and telephone number of owner]

(ii) in respect of the Company to:

SEANERGY SHIPMANAGEMENT CORP.
154 Vouliagmenis Avenue
166 74 Glyfada, Athens, Greece
Email: insurance@seanergy.gr
Tel.: +30 213 0181507
Fax: +30 2109638404

17	Law and Arbitration

17.1	This Agreement shall be governed by English Law and any dispute arising out of or in connection herewith shall be referred to arbitration in London.

17.2	Arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) rules current at the time of commencement of the arbitration.

17.3
Any referral made pursuant to this Clause 17 shall be to three (3) Arbitrators on the following basis: if a dispute arises between the parties then each shall appoint an Arbitrator and the two Arbitrators so appointed shall appoint a third.

17.4
Upon receipt notice of appointment of an Arbitrator by the first notifying party (who shall therein state that it shall appoint its own arbitrator as sole arbitrator if the other party does not appoint an Arbitrator in accordance herewith), the second party shall appoint its Arbitrator and give notice of such appointment within fourteen (14) running days, failing which the prior notifying party shall be entitled either to appoint its Arbitrator as Sole Arbitrator or appoint an Arbitrator on behalf of the second party who shall accept such appointment as if it had been made by itself.

17.5
If a party does not appoint its own Arbitrator and give due notice in accordance with sub-Clause 17.4 the party referring the dispute to arbitration may without requirement for further notice to such other party failing to so appoint make appointment in accordance with sub-Clause 17.4 and shall advise the other party accordingly and the award of a Sole Arbitrator or panel appointed in accordance with sub-Clause 17.4 shall be binding on all parties as if appointment had been by agreement.

17.6
Nothing in this Clause 17 shall prevent the parties agreeing in writing to vary these provisions to provide for appointment of a Sole Arbitrator or to consolidate arbitration proceedings hereunder where thought appropriate or desirable.

17.7
In cases where neither the claim nor any counterclaim exceeds the sum of USD$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

17.8	Any such Arbitration shall be in accordance with and subject to the Arbitration Act 1996 and any statutory amendment or modification thereto.

18	Miscellaneous

18.1
Subject to sub-Clause 18.2 this Agreement contains the entire agreement and understanding between the parties and supersedes ail prior negotiations, representations, warranties and other documents or matter related to any of the subject matter of this Agreement.

18.2
This Agreement may be amended by mutual agreement of parties hereto provided that any such amendment is evidenced by written amendment duly executed by both parties and following which any such amendment shall be  considered part of, appended to and read together with this Agreement.

18.3	This Agreement may be executed in one or more written counterparts each of which shall be deemed an original, but all of which together shall constitute one instrument.

18.4	All details of or pertaining to this Agreement shall be kept strictly private and confidential.

IN WITNESS WHEREOF the Owner and the Company have caused this Agreement to be duly executed as a deed the day and year first above written.

EXECUTED as a DEED	)
By	)
for and on behalf	)
[name of owner]	)
of the	)

in the presence of:	)

EXECUTED as a DEED	)
by	)
for and on behalf	)
SEANERGY SHIPMANAGEMENT CORP.	)
of the Republic of the Marshall Islands	)
in the presence of:	)